Exhibit 99.1

DoubleDown Interactive to Present at Tribe Public’s “Doubling Down on Digital Social Casino” Webcast on April 12, 2022 at 11:00 a.m. ET

April 4, 2022

- Register For The Event at DDIApril2022.TribePublic.com

SEATTLE, April 04, 2022 (GLOBE NEWSWIRE) — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “ Company”), a leading developer and publisher of digital social casino games, will present at Tribe Public’s webinar titled “Doubling Down on Digital Social Casino”, scheduled for April 12th at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time). Participating from DoubleDown are its Chief Executive Officer, In Keuk Kim, and its Chief Financial Officer, Joe Sigrist, in a presentation and Q&A format.

To join the complimentary event, please register at DDIApril2022.TribePublic.com. Once registered, members may send their questions for DoubleDown management to research@tribepublic.com, which will be reviewed by the moderator of the webinar, John Heerdink, Tribe Public’s Managing Partner.

A replay of the event will also be posted to the Events section of DoubleDown’s Investor Relations website.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

About Tribe Public LLC

Tribe Public LLC is a San Francisco, CA-based organization that hosts complimentary worldwide webinar & meeting events in the U.S. Tribe’s events focus on issues that the Tribe’s members care about with an emphasis on hosting management teams and experts from publicly traded companies from all sectors & financial organizations that are seeking to increase awareness of their products, progress, and plans. Tribe members primarily include Institutions, Family Offices, Portfolio Managers, Registered Investment Advisors, Accredited Investors, Sell Side Analysts, and members of media. Tribe Members are encouraged to express their interest in speakers at the Tribe Public website via the Tribe’s FREE “Wish List” process. Visit Tribe Public’s Website http://www.tribepublic.com/ to join the Tribe and express your interests today.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com